Exhibit 3.3
CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
REPLIDYNE, INC.
     Replidyne, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:
     First: The name of the corporation is Replidyne, Inc. (the “Corporation” or the "Company”).
     Second: The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was on December 6, 2000.
     Third: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Restated Certificate of Incorporation, as amended (the “Restated Certificate”) as follows:
     1. Article Three of the Restated Certificate of the Corporation is hereby amended to add the following sentence to the beginning thereof:
     “Upon the effectiveness of this Certificate of Amendment, every 4.904 outstanding shares of Common Stock of the Corporation shall be combined into one (1) share of Common Stock. No fractional shares shall be issued in connection therewith, and each stockholder otherwise entitled to receive a fractional share shall receive the next lower whole number of shares of Common Stock.”
     2. Article Three of the Restated Certificate of the Corporation shall further read:
     ”Authorization. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 117,312,470, consisting of 88,862,226 shares of Preferred Stock (the “Preferred Stock”) 13,140,000 shares of which shall be designated as Series A Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Series A Stock”), 4,000,000 shares of which shall be designated as Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Stock”), 37,000,004 shares of which shall be designated as Series C Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Series C Stock”), 34,722,222 shares of which shall be designated as Series D Convertible Redeemable Preferred Stock, par value $0.001 per share (the “Series D Stock”), and 28,450,244 shares of Common Stock, par value $0.001 per share (the “Common Stock”).”

     3. Article Three, Section A.6(j) of the Restated Certificate of Incorporation is hereby amended and restated in its entirety to read:
     “A.6(j) Each share of Preferred Stock shall automatically convert into shares of Common Stock pursuant to the conversion provisions set forth herein (A) at any time upon the affirmative election of the holders of at least a majority of the Preferred Stock, or (B) upon the consummation of a firm commitment underwritten public offering of the Common Stock of the Corporation registered under the Securities Act of 1933, pursuant to which (i) the market capitalization of the Corporation (determined as the product of (x) the price per share to the public of the Common Stock and (y) the number of shares of Common Stock outstanding immediately following such public offering (inclusive of shares of Common Stock to be sold pursuant to such registration statement), is at least $300,000,000, and (ii) the net proceeds to the Corporation are at least $50 million.”
     Fourth: Thereafter, pursuant to a resolution by the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 228 an 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

     In Witness Whereof, Replidyne, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer this 26th day of June, 2006.

Replidyne, Inc.
By:	/s/ Kenneth J. Collins
Kenneth J. Collins
President and Chief Executive Officer